EXHIBIT 12.1
SKYWORKS SOLUTIONS, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended					Three Months Ended
	September 27,	October 3,	October 1,	September 30,	September 29,	December 30,	December 29,
	2002(1)	2003(2)	2004	2005	2006(3)	2005	2006
Income (loss) before provision (benefit) for taxes on income	$(255,653)	$(53,625)	$26,396	$40,989	$(72,774)	$7,011	$13,773

Add — Fixed charges net of capitalized interest	6,587	24,868	21,221	17,874	17,882	4,607	3,991

Income (loss) before taxes and fixed charges (net of capitalized interest)	(249,066)	(28,757)	47,617	58,863	(54,892)	11,618	17,764

Fixed charges:

Interest	4,227	19,467	15,771	13,001	12,805	3,413	2,938
Amortization of debt issuance costs	—	1,936	2,176	1,596	1,992	399	311
Capitalized interest	—	—	—	—	—	—	—

Estimated interest component of rental expense	2,360	3,465	3,274	3,277	3,085	795	742

Total	6,587	24,868	21,221	17,874	17,882	4,607	3,991

Ratio of earnings before taxes and fixed charges, to fixed charges	—	—	2.2	3.3	—	2.5	4.5

(1)	As a result of the loss incurred in the fiscal year ended September 27, 2002, we were unable to fully cover fixed charges. The amount of such deficiency during this period was approximately $256 million.

(2)	As a result of losses incurred in the fiscal year ended October 3, 2003, we were unable to fully cover fixed charges. The amount of such deficiency during this period was approximately $54 million.

(3)	As a result of losses incurred in the fiscal year ended September 29, 2006, we were unable to fully cover fixed charges. The amount of such deficiency during this period was approximately $73 million.